China Automotive Systems, Inc.

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City

Hubei Province, People’s Republic of China

May 22, 2015

VIA EDGAR

Mr. Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Automotive Systems, Inc.
Registration Statement on Form S-3
Filed April 20, 2015
File No. 333-203528

Dear Mr. Dobbie:

Set forth below are the responses of China Automotive Systems, Inc. (the “Company”) to the comments contained in your letter to the Company, dated May 7, 2015, regarding the Company’s Registration Statement on Form S-3 (Registration No. 333-203528) (the “Registration Statement”) filed on April 20, 2015. For convenience of reference, the text of each comment in your letter has been reproduced in bolded italicized type herein. These responses are being filed simultaneously with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Calculation of Registration Fee Table

1.	We note that you have provided a dollar amount of securities that you intend to register for resale by the selling shareholders. Please revise in this table and throughout the prospectus to provide the number of shares that you intend to register for resale by the selling shareholders. See Rule 430B(b)(2)(iii) of the Securities Act of 1933, as amended.

Response:

The Company has revised the table and the prospectus to include the number of shares intended to be registered for resale by the selling shareholders.

Mr. Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 22, 2015

2.	Please tell us why you reference General Instruction II.D of Form S-3 in footnote 1 to this table.

Response:

The Company notes the Staff’s comment and has removed the reference to General Instruction II.D in footnote 1 to the table.

Exhibits

3.	Please file the form of indenture prior to effectiveness. For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations 201.02 and 201.04 which are available on our website.

Response:

The Company has filed the forms of indenture as Exhibits 4.4.1 and 4.4.2 to Amendment No. 1.

Please contact me at +(86) 13307218527 or David Sakowitz of Winston & Strawn LLP at +1 212 294 2639 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

CHINA AUTOMOTIVE SYSTEMS, INC.

/s/ Jie Li
Jie Li
Chief Financial Officer

Cc:	David A. Sakowitz
Winston & Strawn LLP